UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 5)*

D.R. Horton, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

2331A 10 9

(CUSIP Number)

Thomas B. Montano

Vice President, Corporate Securities Counsel & Corporate Secretary

1341 Horton Circle

Arlington, Texas 76011

(817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23331A 10 9		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Donald R. Horton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 628,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 628,200
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

The calculation of this percentage is based on 363,702,563 shares of Common stock, par value $0.01 per share (the “Common Stock”) outstanding as of July 22, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on July 30, 2020, plus 628,200 shares that Mr. Horton could acquire by the vesting of restricted stock units or exercise of stock options on or within 60 days after October 5, 2020.

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CUSIP No. 23331A 10 9		Page 3 of 5 Pages

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 16, 1999, as amended and supplemented by Amendment No. 1 filed with the Commission on January 11, 2001, Amendment No. 2 filed with the Commission on October 23, 2001, Amendment No. 3 filed with the Commission on February 25, 2002, and Amendment No. 4 filed with the Commission on September 10, 2015.

Item 1. Identity and Background.

Item 1(c) is hereby amended and restated in its entirety as follows:

(c)	Address of Issuer’s Principal Executive Offices: 1341 Horton Circle, Arlington, Texas 76011

Item 2. Identity and Background.

Item 2 (b), (c), (d) and (e) are hereby amended and restated in their entirety as follows:

(b)	Business Address: 1341 Horton Circle, Arlington, Texas 76011

(c)	Present Principal Occupation: Chairman of the Board of Directors of D.R. Horton, Inc., 1341 Horton Circle, Arlington, Texas 76011

(d)	Conviction in a Criminal Proceeding in the Last Five Years: None.

(e)	Securities Law Order in a Civil Proceeding in the Last Five Years: None.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On October 5, 2020, Mr. Horton and his spouse contributed 23,903,508 shares of Common Stock to Horton Family Limited Partnership (“HFLP”), a limited partnership organized under the laws of the State of Texas. Each of Mr. and Mrs. Horton owns a 49.995% limited partner interest in HFLP. Horton Family GP, L.L.C. is the general partner of HFLP and, in such capacity, controls the voting and disposition of the shares of Common Stock held of record by HFLP. Mr. and Mrs. Horton, as limited partners in HFLP, possess no voting or dispositive power over, and therefore do not beneficially own, any shares held of record by HFLP. See the Form 8-K filed by D.R. Horton, Inc. on October 13, 2020 for further information regarding this contribution.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

At October 5, 2020:

(a)	Amount Beneficially Owned: 628,200

Percent of Class: 0.2%

The calculation of this percentage is based on 363,702,563 shares of Common stock, par value $0.01 per share (the “Common Stock”) outstanding as of July 22, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on July 30, 2020, plus 628,200 shares that Mr. Horton could acquire by the vesting of restricted stock units or exercise of stock options on or within 60 days after October 5, 2020.

(b)	Number of shares as to which Mr. Horton has:

(i)	Sole power to vote or to direct the vote: 628,200

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CUSIP No. 23331A 10 9		Page 4 of 5 Pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 628,200

(iv)	Shared power to dispose or direct the disposition of: 0

(c)	On October 5, 2020, Mr. Horton and his spouse contributed 23,903,508 shares of Common Stock to HFLP.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

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CUSIP No. 23331A 10 9		Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

/s/ Donald R. Horton
(Signature)

Donald R. Horton, Chairman of the Board
(Name and Title)